EXHIBIT 12.1

eLoyalty

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

						For the Seven Month
	For the Six Month					Periods Ended
	Periods Ended June		For the Years Ended December			December		For the Years Ended May

	2001	2000	2000	1999	1998	1998	1997	1998	1997	1996

	(amounts in thousands)

Earnings before income taxes	$(47,981)	$1,125	$(848)	$8,097	$2,739	$(145)	$897	$4,235	$4,823	$4,907

Fixed charges:

Interest related to rentals	1,517	888	2,197	474	256	155	142	244	44	—

Interest expense on indebtedness	129	—	—	—	—	—	—	—	—	—

Total fixed charges	$1,646	$888	$2,197	$474	$256	$155	$142	$244	$44	$—

(Loss) income before income taxes plus fixed charges	$(46,335)	$2,013	$1,349	$8,571	$2,995	$10	$1,039	$4,479	$4,867	$4,907

Ratio of earnings to fixed charges(1)	—(2)	2.27x	—(2)	18.09x	11.68x	—(2)	7.32x	18.36x	110.61x	N/A(1)

Note:	There were no preferred shares outstanding nor preferred share dividend in periods prior to June 30, 2001.

(1)	The ratio of earnings to fixed charges represents the ratio of earnings before income taxes plus fixed charges to fixed charges. Fixed charges include net cash interest expense plus a reasonable approximation of the interest portion (33%) of rent expense. Fixed charges were $0 for the year ended May 31, 1996.

(2)	Earnings were inadequate to cover fixed charges during the six month period ended June 30, 2001, the year ended December 30, 2000, and the seven month period ended December 31, 1998, with coverage deficiencies of $48.0 million, $0.9 million and $0.2 million, respectively.